SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D
                        (Amendment No. 2)


            Under the Securities Exchange Act of 1934

                  GENERAL CINEMA CORPORATION
                        (Name of Issuer)


             Common Stock Par Value $1.00 Per Share
                (Title of Class and Securities)


                           369352109
              (CUSIP Number of Class of Securities)



          J. Hamilton Crawford, Jr. Gabelli Funds Inc.
   One Corporate Center  Rye , New York 10580  (914) 921-5067
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         February 18, 1993
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this State-ment because of Rule 13d-1(b)(3) or (4), check the following box:
                                                        ____
                                                       /___/


Check the following box if a fee is being paid with this State-
ment:
                                                       ____
                                                      /   /
________________________________________________________________

CUSIP No. 369352109                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      GAMCO Investors, Inc.              I.D. No. 13-2951242
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      OO:  Funds of investment advisory clients
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         ____
                                                     /x___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                       : (7) SOLE VOTING POWER
                                        :     2,287,454 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     2,531,954 (Item 5)
                                        :________________________
                                       :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,531,954 (Item 5)
_________________________________________________________________

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                        ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      4.65%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IA
_________________________________________________________________

_________________________________________________________________

CUSIP No. 369352109                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli Funds, Inc.            I.D. No. 13-3056041
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /  x /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     880,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None  (Item 5)
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     880,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None  (Item 5)
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     880,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      1.62%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      HC
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!










Item 1.   Security and Issuer
     This Amendment No. 2 to Schedule 13D on General Cinema Corp. (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on July 13, 1990. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.


Item 3.   Source and Amount of Funds or Other Consideration
          All Reporting Persons used an aggregate of approximate-ly $3,910,645 to purchase its Securities. GFI used approximately $3,910,645 respectively, of funds that were provided through the accounts of certain of their investment advisory clients.












Item 5.   Interest In Securities Of The Issuer
          (a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 3,412,954 shares, repre-senting 6.27% of the 54,409,904 shares outstanding as reported in the Issuer's Form 10-K dated January 20, 1993. However, the Reporting Persons' ownership of "Common Shares" (common shares together with Class B Stock) is 4.47% of the 76,354,343 total combined common shares* outstanding as reported in the Issuer's most recently filed Form 10-K dated January 20, 1993.

* 54,409,904 common shares plus 21,944,439 shares Class B stock.

The Reporting persons beneficially own those Securities as follows:

                    Shares of      % of       % of all
                    Class of       Class of   "Common
Name                Common         Common     Shares"
GAMCO
  As Agent         2,531,954           4.65%     3.32%


GFI
  As Principal             0           0.00%     0.00%
  As Agent           880,000           1.62%     1.15%

Gabelli & Company:

  Principal/Trading        0           0.00%     0.00%
  Agent                  500           0.00%     0.00%

Mario J. Gabelli         500           0.00%     0.00%

          Mr. Gabelli is deemed to have beneficial ownership of the Securities beneficially owned by each of the foregoing persons and GFI is deemed to have beneficial ownership of the securities owned beneficially by each of the foregoing persons other than Mr. Gabelli.
          (b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its in-vestment clients or its partners, as the case may be, except that GAMCO Investors, Inc. does not have authority to vote 244,500 of the reported shares, and except that GFI has sole dispositive and voting power of The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible Securities Fund , The Gabelli Value Fund Inc. , The Gabelli Small Cap Growth Fund, and or/ The Gabelli Equity Income Fund with respect to the 880,000 shares held by one or of such funds, and except that Gabelli & Company shares with the clients for whose accounts such Securities were purchased the voting and dispositive power with respect to the any shares which may be purchased for such accounts, and except that the power of Mr. Gabelli and GFI is indirect with respect to Securities benefi-cially owned directly by other Reporting Persons.

Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    November 6, 2000


                                   GABELLI FUNDS, INC.



                                   By:_________________________
                                      J. Hamilton Crawford, Jr.
                                      Senior Vice President
                                      and General Counsel


                                   GAMCO INVESTORS, INC.



                                   By:_________________________
                                      Douglas R. Jamieson
                                      Chief Operating Officer
                                      and Executive Vice President












                                                       Schedule I


              Information with Respect to Executive
            Officers and Directors of the Undersigned

          Schedule I to Schedule 13D is amended, in pertinent part, as follows:

          The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless other-wise specified, the principal employer of each such individual is Gabelli Funds, Inc., Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.




Gabelli Funds, Inc.

Directors:

     Mario J. Gabelli




     Richard B. Black              Chairman of Raster Image
                                   Processing Systems; Chairman
                                   ECRM; On Board of Directors of
                                   Archetype and Oak Technology;
                                   General Partner of KBA Part-
                                   ners, Parker Plaza
                                   400 Kelby Street,
                                   Fort Lee, NJ 07029

     Charles C. Baum               Secretary & Treasurer
                                   United Iron & Metal Co., Inc.
                                   2545 Wilkens Avenue
                                   Baltimore, MD  21223

     Dr. Eamon M. Kelly            President
                                   Tulane University
                                   218 Gibson Hall
                                   6823 St. Charles Avenue
                                   New Orleans, LA  70118


Officers:

     Mario J. Gabelli              Chairman, Chief Executive
                                   Officer and Chief Investment
                                   Officer




     J. Hamilton Crawford, Jr.     Senior Vice President,
                                   Secretary and General Counsel

     Stephen G. Bondi              Vice President - Finance

     Joseph J. Frazzitta           Assistant Secretary



GAMCO Investors, Inc.

Directors:
     Mario J. Gabelli
     Douglas R. Jamieson
     Joseph R. Rindler, Jr.
     Regina Pitaro
     Joseph J. Frazzitta
     William F. Scholz

Officers:

     Mario J. Gabelli              Chairman and Chief Executive
                                   Officer

     Douglas R. Jamieson           Chief Operating Officer and
                                   Executive Vice President

     Joseph J. Frazzitta           Vice President and Chief
                                   Financial Officer


     Paul Middlemiss               Vice President, Assistant
                                   Secretary and General Counsel

     J. Hamilton Crawford, Jr.     Secretary


Gabelli Securities, Inc.

Directors:


     Charles Baum                  Secretary and Treasurer
                                   United Iron & Metal Works Co.
                                   2545 Wilkens Avenue
                                   Baltimore, Maryland



     Joseph R. Rindler             Managing Director
                                   Gabelli & Company, Inc.
                                   One Corporate Center
                                   Rye, NY  10580

     David Perlmutter              Perlmutter & Associates
                                   200 Park Avenue, Suite 4515
                                   New York, N.Y.  10166

     Stephen G. Bondi              Acting Chief Operating Officer
                                   and Vice President

Advisors:

     Vincent J. Amabile
     Robert Blake

Officers:

     Stephen G. Bondi              Acting Chief Operating Officer
                                   and Vice President

     J. Hamilton Crawford, Jr.     Senior Vice President
                                   and General Counsel

     Joseph J. Frazzitta           Vice President and Chief
                                   Financial Officer



Gabelli & Company, Inc.

Directors:

     James Webster                 Chairman

     Charles C. Baum               Secretary and Treasurer,
                                   United Iron & Metal Works Co.
                                   2545 Wilkens Avenue
                                   Baltimore, Maryland

     Joseph J. Frazzitta           Vice President and
                                   Chief Financial Officer

Officers:

     James Webster                 Chairman


     Anthony J. Morano             Vice President - Compliance

     Joseph J. Frazzitta           Vice President/Finance and
                                   Chief Financial Officer

     Stephen G. Bondi              Vice President

     J. Hamilton Crawford, Jr.     Senior Vice President
                                   and General Counsel



GLI, Inc.

Directors:

     Mario J. Gabelli


Officers:

     Mario J. Gabelli              Chairman and Chief Investment
                                   Officer

     Stephen G. Bondi              Vice President

     J. Hamilton Crawford, Jr.     Secretary




Gabelli Associates Limited

Directors:

     Mario J. Gabelli


     Pierson Management (Cayman)   P.O. Box 2003, Cayside Galleries
     Limited                       Harbour Drive, George Town,
                                   Grand Cayman, British West Indies

     Pierson Nominees (Cayman)     P.O. Box 2003, Cayside Galleries
     Limited                       Harbour Drive, George Town,
                                   Grand Cayman, British West Indies

Officers:

     Mario J. Gabelli              Chief Investment Officer



     Kevin Bromley                 Vice President, Treasurer and
                                   Assistant Secretary

     Sandra Wight                  Secretary and Assistant Treasurer


Gabelli International Limited

Directors:

     Mario J. Gabelli              8 Sound Shore Drive
                                   Greenwich, CT  06830

     Pierson Management (Cayman)   P.O. Box 2003, Cayside Galleries
     Limited                       Harbour Drive, George Town,
                                   Grand Cayman, British West Indies

Officers:


     Kevin Bromley                 Vice President, Pierson, Heldring &
                                   Pierson (Cayman) Limited,
                                   P.O. Box 2003, Cayside Galleries
                                   Harbour Drive, George Town,
                                   Grand Cayman, British West Indies

     Sandra Wight                  Secretary and Assistant Treasurer
                                   Pierson, Heldring & Pierson
                                   (Cayman) Limited,
                                   P.O. Box 2003, Cayside Galleries
                                   Harbour Drive, George Town,
                                   Grand Cayman, British West Indies

     Kevin Bromley                 Treasurer and Assistant Secretary



Lynch Corporation

Directors:

     Paul J. Evanson               Chief Financial Officer
                                   FPL Group, Inc.
                                   P.O Box 14000
                                   700 Universe Blvd.
                                   Juno Beach, Fl 33408

     Bradley J. Bell               Vice President & Treasurer
                                   Whirlpool Corp.
                                   Administrative Center
                                   Benton Harbor, MI  49022

     Morris Berkowitz              Business Consultant
                                   163-43 Willets Point Blvd.
                                   Whitestone, NY 11357

     Richard J. Boyle              4205 Chino, East
                                   Wayzata, Minnesota 55391

     Mario J. Gabelli              Chairman, Chief Executive
                                   Officer and Chief Investment
                                   Officer, The Gabelli Group,
                                   Inc.

     Robert C. Kolodny, M.D.       Medical Director and Chairman
                                   of the Board of The Behavorial
                                   Medicine Institute
                                   885 Oenoke Ridge Road
                                   New Canaan, CT  06840


     Paul Woolard                  Business Consultant
                                   116 East 68th Street
                                   New York, NY 10021

     E. Val Cerutti                Director, Gabelli Convertible
                                   Securities Fund.
                                   227 McLain Street
                                   Mount Kisco, NY  10549


Officers:

     Mario J. Gabelli              Chairman and Chief Executive
                                   Officer

     Daniel E. Miller              Vice President - Administration,
                                   Secretary and General Counsel
                                   Lynch Corporation
                                   8 Sound Shore Drive
                                   Greenwich, CT  06830

     Joseph H. Epel                Treasurer

     Robert E. Dolan               Controller

     Carmine Ceraolo               Assistant Controller


Safety Railway Service Corporation

Directors:

     Paul J. Evanson               Chief Financial Officer
                                   FPL Group, Inc.
                                   P.O Box 14000
                                   700 Universe Blvd.
                                   Juno Beach, Fl 33408

     William F. Bullis             Safety Railway Service Corporation
                                   265 Great Neck Road
                                   Great Neck, NY 11021


     Daniel E. Miller              Vice President of
                                   Administration, Secretary and
                                   General Counsel
                                   Lynch Corporation
                                   8 Sound Shore Drive
                                   Greenwich, CT  06830


     Michael Rosmarin              Chairman and President,
                                   Michael Rosmarin and Company
                                   100 Prospect Street
                                   Stamford, CT  06901

     Bruce Ritzenthaler            President
                                   Barcorp Holding, Inc.
                                   7-A West Jackson Avenue
                                   Naperville, IL  60540

Officers:

     Robert E. Dolan               Controller

     Joseph H. Epel                Treasurer and Assistant
                                   Secretary

     Daniel E. Miller              Secretary


Western New Mexico Telephone Company

Directors:

     Jack C. Keen                  Chairman

     Jack W. Keen                  President

     Dr. Brian E. Gordon           Vice President

     Mary Beth Baxter              Secretary & Treasurer

     Robert E. Dolan               Controller
                                   Lynch Corporation
                                   8 Sound Shore Drive
                                   Greenwich, CT  06830

     Joseph H. Epel                Assistant Treasurer

     Daniel E. Miller              Assistant Secretary

     Gary Sugarman                 President
                                   Brighton Communications
                                   Harro East, Suite 310
                                   400 Andrews Street
                                   Rochester, NY  14604


Officers:

     Jack C. Keen                  Chairman of the Board

     Jack W. Keen                  President

     Jack L. Bentley               Executive Vice President

     Dr. Brian E. Gordon           Vice President

     Charles M. Baxter             Sr. Vice President-Operations

     Mary Beth Baxter              Secretary & Treasurer

     Daniel E. Miller              Assistant Secretary

     Joseph H. Epel                Assistant Treasurer




Inter-Community Telephone Company

Directors:

     Carmine P. Ceraolo            Assistant Controller
                                   Lynch Corporation
                                   8 Sound Shore Drive
                                   Greenwich, CT  06830

     Robert E. Dolan               Controller
                                   Lynch Corporation

     Joseph H. Epel                Treasurer
                                   Lynch Corporation


     Daniel E. Miller              Vice President of
                                   Administration
                                   Secretary and General Counsel
                                   Lynch Corporation

     Leone A. Nilsen               President

     Roger J. Nilsen               P.O. Box 146
                                   Hannaford, ND 58448

     Duane A. Plecity              Secretary

     Harry B. Snyder               P.O. Box 131
                                   Buffalo, ND  58011

     Robert Snyder                 200 Broadway South
                                   Buffalo, ND 58011

     Gary Sugarman                 President
                                   Brighton Communications
                                   Harro East, Suite 310
                                   400 Andrews Street
                                   Rochester, NY  14604

Officers:

     Leone A. Nilsen               President

     Duane A. Plecity              Secretary

     Harry B. Snyder               Treasurer

     Daniel E. Miller              Assistant Secretary

     Joseph H. Epel                Assistant Treasurer